02030624

NO ACT
P.E 1-10-2002
1-63551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2002

Stephen W. Johnson
Buchanan Ingersoll
One Oxford Centre
301 Grant Street
20th Floor
Pittsburgh, PA 15219-1410

Act 1934
Section
Rule 14A-8
Public Availability 3/18/2002

Re: Equitable Resources, Inc.
Incoming letter dated January 10, 2002

PROCESSED
APR 2 2 2002
THOMSON FINANCIAL

Dear Mr. Johnson:

This is in response to your letter dated January 10, 2002 concerning the shareholder proposal submitted to Equitable Resources by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 North Fairfax Street
Suite 500
Alexandria, VA 22314-2075

Buchanan Ingersoll
ATTORNEYS

Stephen W. Johnson
(412) 562-1859
johnsonsw@bipc.com

PRINCIPAL LOCATIONS
PHILADELPHIA
PITTSBURGH
PRINCETON
LONDON
MIAMI
BUFFALO
NEW YORK CITY
HARRISBURG
TAMPA
WASHINGTON, DC
WILMINGTON
SAN DIEGO

RECEIVED
02 JAN 11 PM 3:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 10, 2002

Securities and Exchange Commission
Division of Corporation Finance Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Equitable Resources, Inc.
Stockholder Proposal of Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Equitable Resources, Inc., a Pennsylvania corporation (the "Company"), of its intention to omit from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent") to the Company by facsimile on November 20, 2001 (the "Proposal"). This letter sets forth a statement of the reasons the Proposal should be appropriately omitted from the 2002 Proxy Materials. Enclosed are the required five additional copies of this letter, including attachments. Additionally, please find enclosed the required six copies of the relevant proposal and supporting statement. Finally, a copy of this letter is being sent to the Proponent, which will serve as notice that the Company intends to exclude the Proposal from the Proxy Materials.

With respect to the Proposal, the Company requests concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including the resolution and the supporting statement) from the Proxy Materials.

I. The Proposal

The Proposal states that: "[t]he shareholders of Equitable Resources, Inc. hereby request that the Company's Board of Directors adopt an independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee opening occur." Additionally, the Proposal sets forth seven criteria that would exclude a director from being considered independent.

The statement of support begins with a brief description of the function and responsibilities of the nominating committee. The statement of support then alleges that the Company currently has no nominating committee, although recognizing that the Company's existing Corporate Governance Committee recommends to the Board of Directors persons to be nominated for election as directors. Finally, the statement of support goes on to discuss the lack of independence of one of the members of the Corporate Governance Committee.

II. Reasons For Omission

The Company believes it may omit the Proposal for each of the following reasons: 1) the Company has already substantially implemented the Proposal and therefore the Proposal may be excluded under Rule 14a-8(i)(10); 2) the Proposal violates the proxy rules and therefore may be excluded under Rule 14a-8(i)(3); and 3) the Board of Directors lacks the authority to implement the proposal and therefore the Proposal may be excluded under Rule 14a-8(i)(6). The reasons for these conclusions are more fully described below.

A. The Company Has Already Substantially Implemented The Proposal And Therefore The Proposal May Be Excluded Under Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a proposal may be excluded if it has already been "substantially implemented" by the company prior to the annual meeting. The "substantially implemented" standard replaced the previous rule allowing omission of a proposal that was "moot", and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness standard, as long as it was substantially implemented. See SEC Release No. 34-30091 (August 16, 1983).

It is well-established by Staff no-action letters that a company does not need to be in compliance with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). In other words, differences in the company's actions and a proposal are permitted as long as the company's actions satisfactorily address the underlying concern of the proposal. See, e.g., Masco Corporation (Mar. 29, 1999) (permitting the company to exclude the proposal seeking the independence of directors because the company had "substantially implemented" the proposal by adopting a version of it with some slight modifications and a clarification as to one of the terms). Proposals have been considered "substantially implemented" where the company had implemented parts but not all of a multi-faceted proposal. See, e.g., Columbia/HCA Healthcare Corp. (Feb. 18, 1998) (permitting the company to exclude the proposal on "substantially implemented" grounds after the company had taken steps to at least partially implement three of the four actions requested by the proposal).

The Company has, in fact and practice, already implemented the Proposal. The Corporate Governance Committee has adopted a Charter, a copy of which is attached as Exhibit A, which requires that the Corporate Governance Committee, which serves as the

Company's nominating committee, "shall comprise at least three directors (all of whom shall be non-employee, independent directors of the Company)." Moreover, as of the Company's 2002 annual meeting of shareholders, the Committee will consist of three members, none of whom is or was an employee of the Company, has any connection with the Company as a substantial customer or supplier of goods or services, or is an officer of a corporation of which an officer of the Company is a director. Mr. Donald Moritz, who the proponent sites as not being "independent" because of his previous service as an officer of the Company, is in fact serving on the Committee in a grandfathered status—i.e., he was serving on the Committee prior to the adoption of the Charter requiring that its members be independent. In fact, Mr. Moritz is retiring and he will not stand for reelection to the Board at the Company's 2002 annual meeting. Therefore, the members of the Corporate Governance Committee in 2002 will in fact meet the criteria for independence required by the Proposal.

The Staff has, under similar circumstances, permitted the exclusion of similar proposals based on Rule 14a-8(i)(10). In AMR Corp. (Apr. 17, 2001), the proposal asked that the board limit membership on the audit, nominating, and compensation committees to only directors who met the standards of "independence" offered by the proposal. AMR had already adopted bylaws that imposed independence requirements for members of the audit committee and that also provided that no person who was an employee or officer of AMR or who failed to meet the definition of "non-employee directors" under Rule 16b-3(b)(3) could be a member of the nominating/compensation committee. In addition, AMR's board removed three directors from key committees, so that the members of the audit and nominating/compensation committee met the "independence" standards proposed by the shareholders. The Staff found that, particularly in light of the fact that the company represented that the members of the board committees met the criteria for "independence" urged by the shareholders, there was a basis to believe that the shareholder proposal had already been substantially implemented. Therefore, the Staff stated that it would not recommend an enforcement action if AMR excluded the proposal on the basis of Rule 14a-8(i)(10).

The Company is aware that the Staff rejected a "substantially implemented" argument in a letter issued shortly prior to the AMR letter in General Motors Corp. (Apr. 10, 2001). However, the Company believes the General Motors letter is distinguishable from both the AMR letter and the situation at hand. AMR represented and the Company now represents that the directors of the committee or committees in question do (or will, in the case of the Company) in fact meet the independence requirements set forth in the shareholder proposal. On the other hand, in General Motors, the Company argued only that the policy in place acted to ensure independence of the committee members in the same manner or to the same degree as the shareholder proposal would. In other words, General Motors did not represent that the members of the committee or committees in question would meet the criteria for independence set forth by the proposal. This was the distinction between the General Motors and the AMR decision.

The Company believes that its existing Corporate Governance Committee Charter is substantially equivalent to the policy required by the Proposal. Moreover, the Committee will in fact be "independent" as required by the Charter (and the Proposal) upon the retirement of Mr. Moritz (who was grandfathered on the Committee) from the Board. Therefore, the Company believes it may exclude the Proposal on the basis of Rule 14a-8(i)(10).

B. The Proposal Violates The Proxy Rules

The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including section 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The resolution and the statement of support are so difficult to understand and vague that shareholders will not be able to determine precisely what they are voting on. The statement of support alleges that the Company currently has no Nominating Committee and then goes on to say that the Corporate Governance Committee fulfills the role traditionally performed by nominating committees. In light of this language, it is not clear whether the Proposal is asking for the creation of a new committee, whether the existing Corporate Governance Committee should be given additional or different powers, or whether the existing Committee should just be made subject to the Proposal's independence requirements.

The Statement of Support is so confusing that it simply will not be possible for shareholders voting at the annual meeting to properly evaluate the Proposal and express their intent with respect to the Proposal. Thus, the Company believes it is entitled to exclude the Proposal under Rule 14a-8(i)3. See NYNEX Corp. (Jan. 12, 1990) (allowing the exclusion of a proposal that NYNEX not "interfere in government policies of foreign nations" where there is no additional description of what is meant by "interference" and "government policies") and Commonwealth Energy System (Feb. 27, 1989) (allowing exclusion of a proposal that called upon the company to provide "stockholders who hold sufficient stock" the opportunity to nominate trustees). If the Proposal cannot be omitted under Rule 14a-8(i)(3), the Company believes, at a minimum, that the proposal should be amended to correct the deficiencies described above.

C. The Board Of Directors Lacks The Authority To Implement The Proposal

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." The election of directors of a Pennsylvania corporation is exclusively within the province of the shareholders. See Pennsylvania Business Corporation Law ("PABCL"), § 1725 (except that vacancies may be filled by the Board). The PABCL does permit the Board of Directors to delegate its power and authority, with regard to certain business matters, to committees. However, these committees must "consist of one or more directors of the corporation." See PABCL §1731. Therefore, members of the Nominating Committee must be members of the Board. Thus, because it is not within the power of the Company or the Directors to guarantee or enforce the election of any particular person or type of person to the Board, it is not within the power of the Company or the Directors to ensure that any particular person or type of person is elected to the Corporate Governance Committee. Under the PABCL, this power is reserved to the shareholders.

The Staff has repeatedly recognized that proposals similar to the one at hand are excludable under 14a-8(i)(6), as being beyond the power of the Company or its Board to implement. Most recently in Mattel, Inc. (March 21, 2001), the Staff considered a shareholder proposal that recommended a bylaw requiring that all members of the Audit, Nominating, and Compensation committees be independent. The Staff advised that it would not pursue enforcement, reasoning that the Board lacked the power to ensure that the members of these committees met the independence criteria specified in the proposal; and therefore, that the proposal was excludable under 14a-8(i)(6). Additionally, in Marriott International, Inc. (Feb. 26, 2001) the Staff recognized that a proposal strikingly similar to the one at hand was excludable under 14a-8(i)(6). In Marriott, three shareholder proposals were at issue. The first asked the Board to "adopt a policy requiring that at least two-thirds of the members of the Board be 'independent' directors." The second requested that the Board "[t]ake the necessary steps to ensure that the Board's Compensation Policy Committee is composed entirely of 'independent' directors." Finally, the last proposal was that the Board "take the necessary steps to ensure that the Board Nominating and Corporate Governance Committee is composed entirely of 'independent' directors." Once again, the Staff concurred with Marriott that the proposal was beyond the power of the Board to implement and therefore excludable under Rule 14a-8(i)(6).

The Proposal by the Sheet Metal Workers' National Pension Fund is substantially similar to those cited above. The Proposal requests that "the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur." In order to implement such a policy, the Board would be required to ensure that Directors who satisfy certain criteria are elected. As articulated above, under Pennsylvania corporate law, that power is vested with the shareholders, not the Board.

The Company is aware that the Staff rejected an argument that the Board lacked the power to implement a shareholder proposal asking for adoption of a bylaw requiring "transition" to independent directors for key board committees, in a letter issued one day after Mattel. See General Motors Corp. (March 22, 2001). The Company notes the difference in the Mattel proposal and the General Motors proposal as being the use of the word *transition* in the General Motors proposal. Respectfully, the Company fails to see a distinction based on the use of the word *transition*. If the Board ultimately lacks the power to ensure that the

Directors who are elected meet the independence requirement, then the Board lacks the power to effectively enforce or initiate a transition toward that ultimate end. Essentially, if the Board lacks the power to control the characteristics of persons who are elected as a Director (because that power belongs to the shareholders), then the Board lacks the power to effect a process or implement a policy that would require the Board to control who is elected as a Director. The insertion of the word *transition* does little more than divert the focus of the inquiry to the words "power or authority", when the focus should be on the word "implement". Yes, the Board may have the "power or authority" to take some action to initiate a transition toward independent directors. However, if ultimately the Board lacks the "power or authority" to "implement" that transition or to ensure that the very purpose of the transition toward independent directors is effectuated, the "power" to initiate the transition in the first instance is irrelevant. In sum, the fact that the Board may have the power to start something that it cannot finish is irrelevant to the rationale underlying Rule 14a-8(i)(6), which is to permit a Company to omit a shareholder proposal that the Company could not put into effect even if it was approved by the shareholders.

III. Conclusion

For the reasons provided herein, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. Additionally, should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (412) 562-1859, or Martin Fritz, Equitable Resources' Deputy General Counsel, at (412) 553-5727, if we can be of any further assistance.

Very truly yours,

Stephen W. Johnson

Enclosure

BOARD OF DIRECTORS

CORPORATE GOVERNANCE COMMITTEE RESPONSIBILITIES

(Consists of at least three Non-Employee Directors)

- Review the qualifications of individuals for election as directors;
- Recommend individuals for nomination and election to the Board of Directors;
- Advise the Board of Directors on the optimum size and makeup of the Board of Directors;
- Recommend to the Board of Directors the level of compensation for directors;
- Review the Company's organization and management succession plan;
- Establish the responsibilities and membership of the Committees of the Board of Directors;
- Coordinate the annual review of the performance of the Chief Executive Officer;
- Recommend policies and procedures relating to corporate governance; and
- Administer Director stock-based benefit plans in accordance with the terms of such plans, including recommendation to the Board of awards to Directors of the Company thereunder.

Equitable Resources, Inc.
Corporate Governance Committee Charter

Organization and Member Requirements

This charter governs the operations of the Corporate Governance Committee of the Board of Directors. The Committee shall be appointed annually by the Board of Directors and shall comprise at least three directors (all of whom shall be non-employee, independent directors of the Company) from time to time be elected to serve thereon by resolution of the Board of Directors.

Committee Responsibilities

- Review the qualifications of individuals for election as directors;
- Recommend individuals for nomination and election to the Board of Directors;
- Advise the Board of Directors on the optimum size and makeup of the Board of Directors;
- Recommend to the Board of Directors the level of compensation for directors;
- Review the Company's organization and management succession plan;
- Establish the responsibilities and membership of the Committees of the Board of Directors;
- Coordinate the annual review of the performance of the Chief Executive Officer;
- Recommend policies and procedures relating to corporate governance; and
- Administer Director stock-based benefit plans in accordance with the terms of such plans, including recommendation to the Board of awards to Directors of the Company thereunder.

Effective May, 2001

CORPORATE GOVERNANCE

1. Size of the Board NC-W (see code page 4)

In accordance with the provisions of the Charter of the Company, the Board of Directors consists of not less than five (5) nor more than twelve (12) members.

2. Term of Directors NC-W

In accordance with the provisions of the Charter of the Company, each director is elected for a term of three (3) years on a staggered basis. Directors selected to fill vacancies on the Board may have an initial term of less than three (3) years.

3. Selection of Directors NC-W

The Board is responsible for recommending the slate of directors to stand for election at the annual meeting of shareholders and the filling of vacancies on the Board that may occur from time to time.

The Corporate Governance Committee, after consultation with the CEO, presents its recommendations to the Board for its ultimate approval.

4. Qualifications of Directors NC-I

The Corporate Governance Committee, in evaluating and selecting individuals recommended to serve as directors, selects candidates who have attained a prominent position in their field of endeavor and whose background indicates a broad knowledge of business experience and the ability to exercise sound business judgment.

The Committee seeks a diversity of background, perspective, age, and skills related to the company's business.

5. Selection of Chairman of the Board and CEO N

The functions of the Chairman of the Board are distinct from those of the CEO. However, both functions in the option of the Board can be effectively performed by the same individual. The Board has no policy that the Chairman of the Board and the CEO should be separate or not, and if separate, whether the Chairman of the Board should be an outside director or an inside director. It is the policy of the Board that this matter be dealt with if and when conditions dictate a separation is appropriate.

Currently, the Board is satisfied with the CEO performing the functions of the Chairman of the Board.

6. Meetings of the Board NC-W

The Board meets regularly on previously announced and determined dates at least six (6) times a year and conducts special meetings upon reasonable notice on the call of the CEO, the Chairman of the Board (if the Chairman is not the CEO), the Chairman of the Executive Committee, or by the Secretary at the written request of any two (2) members of the Board.

7. Meetings of Outside Directors N

The outside directors will meet in executive session at least once a year. These meetings are to be chaired by the Chairman of the Corporate Governance Committee.

8. Formal Evaluation of CEO N

The outside directors annually are to review and evaluate the performance of the CEO. The review is based upon objective criteria, including the performance of the business and accomplishment of the objectives previously established in consultation with the CEO. The results of the review and evaluation are communicated to the CEO by the Chairman of the Corporate Governance Committee, and are used by the Compensation Committee and the Board when considering the compensation of the CEO.

9. Board Agenda Items N

The Chairman of the Board, or the Chairman of the Corporate Governance Committee, in consultation with the CEO (if the Chairman is not the CEO), establishes the agenda for each meeting. Board members are encouraged to suggest the inclusion of items on the agenda.

10. Succession Planning and Management Development N

The CEO shall report to the Board annually on the status of the Company's program of management development and shall include a succession plan.

11. Board Committees NC-I

At present, there are seven (7) Board committees that it deems appropriate at this time. From time to time the Board will establish new committees or disband existing ones. The seven (7) existing committees are:

Audit
Compensation
Corporate Governance
Environmental (Disbanded - May 1996)
Executive
Finance (Disbanded - May 1996)
Pension Trust Investment (Disbanded - October 1997)

12. Committee Members N

The Board approves the composition of each committee. The Corporate Governance Committee, after consultation with the CEO, recommends to the Board the chairmanship and membership of each committee.

It is the policy of the Board to maintain continuity of committee membership experience while at the same time periodically rotating committee members in order for Directors to develop a deeper knowledge of the Company's business and operations.

13. Committee Agenda N

The chairman of each committee, in consultation with the appropriate members of management and staff, establishes the agenda for each meeting.

Written materials regarding agenda items are mailed before the committee meeting where practicable.

Board members are encouraged to suggest the inclusion of items on committee agendas.

Each committee meets in executive session when advisable during the course of the meeting.

14. Report of Committee Chairmen NC-I

Committee chairmen report to the Board regarding any meeting held since the most recent Board meeting. Minutes of each committee meeting are mailed to each Director.

15. Attendance at Board and Committee Meetings NC-I

Key members of management, as designated by CEO or Committee Chairman, may attend each meeting of the Board and committees of the Board. Any director may attend meetings of any Board committee with the concurrence of the committee chairman.

16. Board Materials and Presentations NC-I

Each director is provided in advance the agenda for Board meetings. This agenda is accompanied by written material which will be helpful for the director in dealing with the agenda matters at the meeting, except in the instances where advance distribution might compromise confidentiality, the written materials are concise but detailed enough for the directors to understand the issue.

17. Directors who Change Responsibility N

It is the Board's view that individual directors who change employment or the responsibility they held when they were elected to the Board should volunteer to resign from the Board. That does not necessarily mean that such directors should leave the Board, but is only a procedure to provide the Corporate Governance Committee the opportunity to review the continued appropriateness of Board membership under the changed circumstances.

18. Retirement Age NC-W

In accordance with the By-Laws of the Company, a director cannot stand for reelection once he or she has attained the age of 72.

19. Compensation of Directors N

The Corporate Governance Committee shall recommend to the Board the level of compensation for directors. Directors who are also current employees of the company, receive no additional compensation for service as directors.

The Corporate Governance Committee shall, from time to time, review the amount and form of compensation paid to each director, taking into consideration compensation paid to the directors of companies similar to the Company.

20. Communications with External Entities

The Chief Executive Officer is responsible for all communications with the media, financial community, or other external entities pertaining to the affairs of the Company. Directors refer any inquiries from such entities to the CEO for handling.

Code:

NC-W	No Change. In Writing
NC-I	No Change. Informal
N	New

Approved by the Board of Directors 12/15/95

THE SELECTION PROCESS FOR DIRECTORS

A. QUALIFICATIONS

- Attain prominent position in his or her field of endeavor
- Possess broad business experience
- Have ability to exercise sound business judgment
- Possess factors deemed appropriate given the then current needs of the Board
- Possess integrity, competence, insight, independence and dedication together with the ability to work with colleagues
- Have no conflict of interest
- Be able to draw on his or her past experience relative to significant issues facing the Company
- Desirable to have experience in the Company's industry, but whatever Director's experience, must be some practical application to the Company's needs
- Have sufficient time and dedication for preparation as well as participation in Board and Committee deliberations

B. MAKE-UP OF BOARD AS A WHOLE

Board should display:

- A diversity of background, perspective, and skills related to the Company's business
- A diversity of race, gender, and age

C. PRIMARY RESPONSIBILITIES

- Serve as a representative for all shareholders and not a constituency thereof
- Oversee and monitor corporate performance
- Approve changes in By-Laws of the Company
- Approve proposals to be submitted to shareholders for approval

D. FINANCIAL RESPONSIBILITY

- Approve overall financing programs and policies subject to authorization by shareholders when necessary
- Authorize appropriate officers to take actions as may be required to implement such programs
- Approve dividend actions
- Review and approve regular capital investment budget programs
- Approve the selection of the outside auditor for subsequent ratification by the shareholders

E. MANAGEMENT

- Elect the officers of the Company and approve their position descriptions
- Provide continuity in the top officer group and help the CEO in evaluating their capabilities
- Establish position description of CEO
- Periodically evaluate performance of CEO
- Establish CEO compensation
- Approve top management compensation package
- Approve overall programs for management development and be informed on succession planning

F. WORKING RELATIONSHIPS

- The Board members represent the shareholders and are individually and collectively responsible to them for the sound and proper performance of their duties
- The Board shall act in an advisory/consultative capacity to the CEO

G. STANDARDS OF PERFORMANCE

- Directors are expected to attend all Board meetings and the Annual Shareholders meeting

H. EXPERTISE

- In addition to its duties as spelled out under state law and securities regulations, the Board will make available its individual expertise to assist the Company when called upon by the management of the Company

Approved by the Board of Directors January 18, 1996

SHEET METAL WORKERS' NATIONAL PENSION FUND

November 20, 2001

Via facsimile and Airborne Express 8562089771

Johanna G. O'Loughlin
Vice President, General Counsel and Corporate Secretary
Equitable Resources, Inc.
301 Grant Street, Suite 3300
Pittsburgh, PA 15219

RE: Shareholder Proposal

Dear Ms. O'Loughlin:

On behalf of the Sheet Metal Workers' National Pension Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Equitable Resources, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal requests that the Board of Directors take the necessary steps to adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 54,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at (703)739-7000. Copies of correspondence should be forwarded to Mr. Craig Rosenberg, Taft-Hartley Shareholder Services, Inc. (Proxy Monitor), Two Northfield Plaza, Suite 211, Northfield, IL 60093.

Sincerely,

Matthew B. Hernandez Jr.

Matthew Hernandez
Corporate Governance Advisor

Cc: Craig Rosenberg

Edward F. Carlough Plaza
601 North Fairfax Street Suite 600 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 683-0932

NPF-37

Resolved, that the shareholders of Equitable Resources, Inc. ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: A board of director's nominating committee is charged with the role of selecting candidates for the corporation's board. The board of directors fulfills the vital function of hiring, monitoring, compensating, and, when necessary, replacing senior management. It participates with and oversees management as it first develops and then executes the corporation's strategic plans.

The nominating committee performs the important task of seeking out, interviewing and ultimately recommending new board nominees that will stand for election by the shareholders. The board nominating committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders.

Implementation of this resolution would strengthen the process by which director nominees are selected at our Company. Our Company currently has no Nominating Committee. The Corporate Governance Committee recommends to the Board of Directors persons to be nominated for election as directors. While the Company's most recent proxy statement states that four non-employee directors comprise the Committee, only three individuals are named as members of the Committee. One of them, Mr. Donald Moritz, has been employed by the Company in an executive capacity within the last five years and thus does not qualify as independent under the definition of independence included in the proposal. It is, therefore, proposed that an independent nominating committee meeting the above definition be established.

As long-term shareholders, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.

SHEET METAL WORKERS' NATIONAL PENSION FUND

March 19, 2002

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR 21 AM 8:21

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Sent by facsimile to (202) 942-9645
And by UPS-Tracking #1Z A7V 748 1001 066 0

RE: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Equitable Resources' Proxy Statement

Dear Sir or Madam:

This is written to notify you that the Sheet Metal Workers' National Pension Fund hereby withdraws its proposal from inclusion in Equitable Resources' proxy statement. We have reached an amicable resolution on the independent nominating committee issue addressed in our proposal.

Thank you for your attention.

Sincerely,

Matthew B. Hernandez Jr.

Matthew Hernandez
Corporate Governance Advisor

Cc by fax and overnight delivery to:
- Johanna G. O'Loughlin, V.P., General Counsel & Corporate Secretary – Equitable Resources
- Martin A. Fritz, Deputy General Counsel – Equitable Resources
- David L. Porges, Executive Vice President and Chief Financial Officer – Equitable Resources

Edward F. Carlough Plaza
601 North Fairfax Street Suite 500 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 683-0932

NPF-37

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Equitable Resources, Inc.
Incoming letter dated January 10, 2002

The proposal requests that Equitable Resources adopt a policy to transition to a board nominating committee composed entirely of independent directors as openings occur.

We are unable to concur in your view that Equitable Resources may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Equitable Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Equitable Resources may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Equitable Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Equitable Resources may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Equitable Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Attorney-Advisor